

August 23, 2012

<u>Via Facsimile</u>
Mr. Stephen P. Bishop
SeaCube Container Leasing Ltd.
1 Maynard Drive
Park Ridge, New Jersey 07656

      Re: SeaCube Container Leasing Ltd.
              Form 10-K for the Year Ended December 31, 2011
              Filed March 2, 2012
              File No. 1-34931

Dear Mr. Bishop:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Rufus Decker

              Rufus Decker
              Accounting Branch Chief